Filed Pursuant to Rule 253(g)(2)
File No. 024-12109

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 15 DATED OCTOBER 2, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of September 30, 2023;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Real Estate Performance; and
•	Declaration of Dividend.

Net Asset Value as of September 30, 2023

As of September 30, 2023, our NAV per common share is $12.76. This NAV per common share shall be effective until updated by us on or about December 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2023 [1]	June 30, 2023 [1]
ASSETS
Investments, at fair value	$142,903	$161,420
Cash and cash equivalents	6,874	7,069
Other assets	610	627
Total Assets	$150,387	$169,116

LIABILITIES
Accounts payable	$954	$981
Due to related party	1,263	264
Note payable	6,061	-
Dividends payable	85	84
Settling subscriptions	40	17
Total Liabilities	$8,403	$1,346

NET ASSETS CONSIST OF:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 11,123,015 and 11,484,051 shares outstanding, net of offering costs, on September 30, 2023 and June 30, 2023, respectively	$98,257	$103,706
Retained earnings	17,528	20,130
Net adjustments to fair value	26,199	43,934
NET ASSETS	$141,984	$167,770
NET ASSET VALUE PER SHARE, on 11,123,015 and 11,484,051 shares outstanding, net of offering costs, for the periods ended September 30, 2023 and June 30, 2023, respectively	$12.76	$14.61

[1] Estimated Balance Sheets as of September 30, 2023 and June 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2023, the per share purchase price of our Common Shares will be $12.76 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2023, we expect to redeem approximately 503,700 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to September 30, 2023.

Date	NAV Per Share
December 31, 2017	$10.18
March 31, 2018	$10.26
June 30, 2018	$10.51
September 30, 2018	$10.65
December 31, 2018	$10.65
March 31, 2019	$10.82
June 30, 2019	$10.87
October 1, 2019	$10.91
December 31, 2019	$11.31
March 31, 2020	$11.24
June 30, 2020	$11.51
September 30, 2020	$11.66
December 31, 2020	$11.96
March 31, 2021	$12.05
June 30, 2021	$12.68
September 30, 2021	$13.68
December 31, 2021	$14.04
March, 31, 2022	$14.19
June 30, 2022	$15.33
September 30, 2022	$15.16
December 31, 2022	$14.74
March 31, 2023	$14.82
June 30, 2023	$14.61
September 30, 2023	$12.76

Real Estate Performance

The Company experienced a decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio.

More specifically, the Hagerstown Crossroads Property experienced cap rate expansion due to changing market conditions. However, we project that it will achieve significant occupancy and cash flow in the coming months.

We remain confident in the stability of the Company's portfolio and its long term return potential, even in the current macroeconomic environment.

Declaration of Dividend

On October 1, 2023, the Manager of the Company declared a daily distribution of $0.0001369863 per share (the “October 2023 Daily Distribution Amount”) (which equates to approximately 0.39% on an annualized basis calculated at the current rate, assuming a $12.76 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 2, 2023 and ending on October 31, 2023 (the “October 2023 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the October 2023 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2024. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.